UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Commission File: 333-06552

PRESS RELEASE

Tembec ranks first in the Canadian forest products industry

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
(Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                              FOR IMMEDIATE RELEASE

Canada's Best 50 Corporate Citizens:

Tembec ranks first in the Canadian forest products industry

Temiscaming (Quebec), June 7, 2004 - Tembec is proud to announce it has been named one of 2004's Best 50 Corporate Citizens in Canada, earning a first place ranking in the Pulp and Paper and Forest Products Industry. The findings sourced mainly from Innovest Strategic Value Advisors were released today by Corporate Knights, an insert magazine distributed to subscribers of the Globe and Mail. This year marks the third annual ranking of Canada's Best 50 Corporate Citizens.

"We are very proud that our social and environmental stewardship continues to receive acclaim in Canada and internationally,"said Tembec President and CEO Frank Dottori. "It's a great honour to be recognized with a Corporate Knight Award for the second time. It's also a sign that we are on the right track and setting an example in good corporate citizenship. Above all, the award shows that our commitment to sustainability is more than just words. It's rooted in action and achievement, reflecting a culture of responsible behaviour. To our employees and our community and environmental partners, we want to say 'thank you'," said Dottori.

A Corporate Knight is a corporation that earns money for its shareholders, enhances national and local communities, leaves the smallest possible environmental footprint, treats employees well, and keeps customers happy.

To make the Best 50, a company must score better than its peers across seven categories. Research for the Best 50 is sourced from Innovest Strategic Value Advisors for five categories (Environment, International Stakeholder Relations/Human Rights, Product Safety and Business Practices, Community Relations, and Employee Relations/Diversity in the Workplace). The five categories for which Innovest provides scores are determined by Corporate Knights and are independent of the Innovest Ratings system.

The score for Corporate Governance is obtained by converting a letter grade from the Board Shareholder Confidence Index published by the Clarkson Centre for Business Ethics and Board Effectiveness. The score for financial performance is determined by the company's five-year total return to April 30, 2004. A bonus score is awarded if a company qualifies for one of the following sustainability indeces: Dow Jones Sustainability Index; FTSE4Good; or the Jantzi Social Index.

Tembec is a leading integrated forest products company, well established in North America and France. With sales of approximately $4 billion and some 11,000 employees, it operates 50 market pulp, paper and wood product manufacturing units, and produces chemicals from by-products of its pulping process. Tembec markets its products worldwide and has sales offices in Canada, the United States, the United Kingdom, Switzerland, China, Korea, Japan, and Chile. The Company also manages 40 million acres of forest land in accordance with sustainable development principles and has committed to obtaining Forest Stewardship Council (FSC) certification for all forests under its care by the end of 2005. Tembec's common shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its website at www.tembec.com

Contacts:	Martin Simard Director, Public Relations Tel.: (819) 627-4387

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

signed: Claude Imbeau___________________
Claude Imbeau
Vice-President, General Counsel and Secretary

Date: June 8, 2004